Exhibit 1

Michael D. Tofias
25 Cambridge Drive
Short Hills, New Jersey  07078

June 13, 2016

Surge Components, Inc.
95 East Jefryn Boulevard
Deer Park, New York  11729

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, please find enclosed a shareholder proposal and supporting statement.  Please include the proposal and supporting statement in the proxy statement for the 2016 annual meeting of stockholders of Surge Components, Inc. (the “Company”).

I have continuously held at least $2,000 in market value, or 1%, of the Company’s securities entitled to be voted on the proposal at the meeting for at least one year as of the date hereof, and I intend to continue ownership of such shares through the date of the Company’s annual meeting.  Copies of filings on Form 4 showing such ownership are enclosed.

Very truly yours, /s/Michael D. Tofias Michael D. Tofias

Proposal

RESOLVED:
That the stockholders of Surge Components, Inc. (the “Company”) urge the Board of Directors of the Company to take the necessary steps (excluding those that may be taken only by stockholders) to change the Company’s jurisdiction of incorporation to Delaware.

The Company at present is incorporated under the laws of Nevada.  Professor Michal Barzuza, writing in the Virginia Law Review, has called Nevada’s corporate law “shockingly lax.”  For example, Nevada law allows officers and directors to avoid liabilities that are considered almost axiomatic, such as those for breaches of the duty of loyalty, acts or omissions not in good faith, and transactions from which an officer or a director derived an improper personal benefit.  A leading corporate law treatise states flatly that “a lot of con artists also find Nevada an ideal place to hide behind their corporate ‘shells,’ to the point that many professional investors view with suspicion any Nevada corporation that has its mailing address in another state.”

The proposal recommends reincorporation of the Company in Delaware.  Delaware is by far the most popular jurisdiction of incorporation for public companies.  A majority of the corporations listed on U.S. stock exchanges are incorporated in Delaware, as are 64% of the corporations that make up the Fortune 500.  Research has shown that Delaware firms are worth significantly more than similar firms incorporated elsewhere.

There are excellent reasons for Delaware’s success, including a corporate statute that provides corporate efficiencies while retaining protections for stockholders and is regularly updated, and an efficient and professional office of the Secretary of State, which maintains state corporate records.  Particularly notable is Delaware’s Court of Chancery, a specialized court that focuses on corporate issues and can provide swift decisions.  The Court of Chancery is one of the most highly respected trial courts of any kind in the United States.  It has produced a large body of case law, and its consistency and professionalism results in a predictability that is not available with less experienced courts.

A head-to-head comparison shows other advantages to Delaware:

•
Delaware has strong appraisal rights for stockholders, which in the recent case of Dell resulted in a 28% premium over the price negotiated in a merger.  Nevada’s appraisal rights are less extensive and impose more procedural barriers to stockholders.

•	Delaware provides stockholders with broad inspection rights, while Nevada rights are more limited.

•	Nevada imposes extensive antitakeover restrictions that can reduce stockholders’ ability to realize value through a corporate sale.

While costs can be somewhat higher in Delaware (I estimate currently approximately $6,000 per year), I believe the benefits to stockholders far exceed this difference in cost.

Accordingly, I believe it is time for the Company to reconsider its 2010 reincorporation in Nevada and seek to move instead to a more shareholder-friendly state.   As Professor Barzuza has written, “it would seem as though Delaware is racing toward the top and Nevada is racing toward the bottom.”